UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007270

January 27, 2004

Joseph W. Schmidt
Vice President
General Counsel and Secretary
Dover Corporation
280 Park Avenue
New York, NY 10017-1216

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-27-2004

Re: Dover Corporation
Incoming letter dated December 18, 2003

Dear Mr. Schmidt:

This is in response to your letter dated December 18, 2003, concerning the shareholder proposal submitted to Dover by Sheet Metal Workers' International Association. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 11 2004
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Michael J. Sullivan
General President
Sheet Metal Workers' International Association
1750 New York Ave., N.W.
Washington, DC 20006

DOVER CORPORATION

RECEIVED
2003 DEC 22 AM 10: 38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

280 Park Avenue
New York, NY 10017-1216
Phone: (212) 849-4512
Fax: (212) 953-4326
Email: jws@dovercorp.com

Joseph W. Schmidt
Vice President
General Counsel and Secretary

December 18, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8: Omission of Stockholder Proposal Submitted by Sheet Metal Workers' International Association from the 2004 Proxy Statement of Dover Corporation

Ladies and Gentlemen:

Dover Corporation, a Delaware corporation (the "**Company**") which is listed on the New York Stock Exchange (the "**NYSE**"), respectfully requests that the staff of the Division of Corporation Finance (the "**Staff**") determine that it will not recommend enforcement action if the Company excludes a proposal (the "**Proposal**"), submitted by Sheet Metal Workers' International Association (the "**Proponent**") from the Company's proxy materials that will be distributed in connection with the Company's 2004 Annual Meeting of Stockholders (the "**Proxy Materials**"). Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), we are enclosing six copies of (1) this letter which outlines the Company's reasons for excluding the proposal from its Proxy Materials and (2) the Proponent's letter, dated October 9, 2003, setting forth the Proposal. We are also sending a copy of this letter to the Proponent as notice of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal requests that the selection of the Company's independent auditors be submitted to the Company's shareholders for ratification at each annual meeting. The Company intends to omit the Proposal from its 2004 Proxy Materials based on the following grounds:

1. Rule 14a-8(i)(7) –management functions; and

2. Rule 14a-8(i)(2) – violation of federal law.

Reasons for Omission of the Proposal

1. Rule 14a-8(i)(7): Management Functions.

Rule 14a-8(i)(7) under the Exchange Act provides that a stockholder proposal may be excluded from a company's proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. Through numerous no-action letters, the Staff has consistently affirmed that stockholder proposals relating to the qualifications and selection of a company's independent auditors may be excluded as ordinary business matters subject to the board of directors and management of a company. *See* Fleetwood Enterprises (April 24, 2002) (proposal that auditor be selected annually by shareholder vote); SONICblue Incorporated (March 23, 2001) (proposal that auditor be selected annually by shareholder vote); and Excalibur Technologies Corporation (May 4, 1998) (proposal that independent auditors be subject to shareholder approval at the annual meeting).

See, e.g., USG Corporation (March 5, 2003) (proposal that board conduct an annual shareholder poll of auditor reputation and release the results of the poll to the news media); American Financial Group, Inc. (April 4, 2002) (proposal to change present independent auditing firm and for each four year period thereafter select a new auditing firm); Refac (March 27, 2002) (proposal to change public accounting firm engaged for the annual independent audit and to amend and improve corporate disclosure practices); Rentrak Corporation, Inc.(June 9, 1997) (proposal to hire an independent auditing firm to review and promulgate guidelines for the auditing department); Transamerica Corporation (March 8, 1996) (proposal to change present auditing firm and hire a new auditing firm every four years); LTV Corporation (December 30, 1996) (proposal that company report on the financial capacity of its independent auditors to pay claims for malpractice, negligence or fraud); Occidental Petroleum Corporation (December 28, 1995) (proposal that any firm hired to audit the financial statements of the company provide surety, in a specified amount and type, against such firm's negligence, malpractice or fraud); LTV Corporation (November 22, 1995) (proposal that any firm selected as independent auditors for the company provide a surety against negligence, malpractice or fraud in an amount at least equal to 10% of the market value of the Company's capital stock); Texaco Inc. (August 23, 1993) (proposal that auditors be changed every three to five years); Pacific Gas and Electric Company (January 26, 1993) (proposal to change the present accounting firm and every three years thereafter hire a different accounting firm not affiliated with the accounting firm being replaced); and Monsanto Company (January 17, 1989) (proposal that independent auditors be selected based on competitive bidding from a group of national auditors generally known as the "Big Eight," the successful bidder serving for a consecutive period not to exceed five years.)

We note that the Staff has not followed this long-standing approach with respect to proposals to prohibit a company's auditing firm from also providing non-auditing services to the company. *See* Motorola Inc. (January 16, 2002); Ameren Corp. (January 14, 2002); and The Walt Disney Company (December 18, 2001). The Staff explained in The Walt Disney Company that the proposal could not be omitted in light of the widespread public debate "concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues." However, this issue is entirely different from the issue presented by the Proposal which involves the method of selecting independent auditors. In fact, even the proponents of such non-audit services proposals acknowledged that the proposals did not seek to address the selection of the company's auditors. *See* United Association S&P 500 Index Fund (November 8, 2001).

The Company respectfully submits that the responsibility of selecting its independent auditors is a matter of the Company's ordinary business. The Company is incorporated under the laws of the State of Delaware. Under Section 141(a) of the Delaware General Corporation Law (the "**DGCL**"), responsibility for the management of the Company's corporate affairs rests in the Company's board of directors: "[t]he business and affairs of every corporation . . . shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Section 122(5) of the DGCL further provides that the corporation may appoint officers and agents as business requirements dictate: "[e]very corporation . . . shall have the power to . . . (5) [a]ppoint such officers and agents as the business of the corporation requires and to pay or otherwise provide for them suitable compensation."

In addition, Section 301 of the Sarbanes-Oxley Act of 2002 (the "**Sarbanes-Oxley Act**", amending Section 10A of the Exchange Act), the Securities and Exchange Commission (the "**SEC**") Rule 10A-3 and Section 303A of the NYSE listing standards expressly place direct ultimate responsibility for the selection of the Company's independent auditors on the Company's board of directors and the audit committee thereof. Exchange Act Section 10A(m)(2) provides that the audit committee "shall, in its capacity as a committee of the board of directors, be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by [the Company] ... [and] ... each such registered public accounting firm shall report directly to the audit committee." In carrying out its responsibilities under these provisions, the Company has established an independent audit committee of the board of directors (the "**Audit Committee**"). As required by such legislation and rules, the Company's Audit Committee consists solely of directors who are independent of the Company's management and who are able to read and understand financial statements. The board is prepared to conclude that each of the five members of the Audit Committee qualifies as an "audit committee financial expert" as defined by the SEC rules. In addition, pursuant to applicable rules, the Company has adopted a written Audit Committee charter that specifies that (i) the outside auditors are directly accountable to the Audit Committee, (ii) the Audit Committee has ultimate authority and responsibility to select, evaluate, compensate and, where appropriate, replace the Company's outside auditors, and (iii) the Audit Committee will review and analyze the independence of the Company's auditors.

All these procedural and managerial aspects of auditor selection and evaluation further support the Company's view and the Staff's consistent position that the selection of auditors relates to ordinary business operations and is not a proper matter for stockholder proposals. In evaluating, recommending and selecting an auditor for a large company like the Company, with operations in many countries around the world, the Audit Committee must consider many factors. Such factors include, without limitation, the auditor's experience, industry expertise, international experience and capability, breadth and depth of resources (including the quality of individuals engaged in the audit, which the Audit Committee will be able to judge from direct, frequent interaction with them), reliability, costs and responsiveness. Unlike the Audit Committee, few stockholders will meet the financial expertise standards of the committee members, and no stockholders will be in an equal position to make an informed judgment with respect to these numerous and complex factors. Accordingly, the Staff's no-action letters have recognized that auditor evaluation and selection is a responsibility that is properly allocated to the company as part of its ordinary business operations.

Because of the need to evaluate these and other factors, and because of the expertise and independence the Company and applicable law now require of those directors who perform that evaluation, it is reasonable and appropriate that the selection of the Company's independent auditors fall within the purview of the board and the Audit Committee as a part of the Company's ordinary business operations.

For all of the above reasons, the Company believes that the Proposal may be omitted from its Proxy Materials under Rule 14a-8(i)(7) as the selection of the Company's independent auditors is within the Company's ordinary business operations.

2. <u>Rule 14a-8(i)(2): Violation of Federal Law</u>

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any federal law to which the company is subject.

Recognizing the problems in the relationship between public companies and their auditors, the U.S. Congress, the SEC and the NYSE have attacked this problem from two directions. First, from the auditors' side, they have greatly strengthened the standards for auditors to qualify as independent from the companies they audit. Second, from the company side, they have (i) greatly strengthened audit committees by imposing high standards for independence and financial expertise for members of the committee, and (ii) taken from management and given to this strengthened audit committee the direct, ultimate authority and responsibility to select, retain, compensate, supervise and terminate the public company's auditors.

As noted above, the Company is in compliance with all of these requirements.

The Proposal cuts directly against the direction and spirit of all of these improvements by seeking to take authority over the auditors away from the Audit Committee by having it second guessed by the shareholders who, as noted above, are not in nearly as strong a position as the members of the Audit Committee to make informed judgments regarding the auditors.

The Proposal could also cause the Audit Committee to violate these new applicable federal laws. The Proposal requests that the selection of the Company's independent auditors be submitted to the Company's shareholders for ratification at each annual meeting. The implementation of such a policy would conflict with Section 301 of the Sarbanes-Oxley Act (Section 10A(m) of the Exchange Act), SEC Rule 10A-3, and Section 303A of the NYSE listing standards. As discussed, above, each of these provisions specifically requires that a listed company, such as the Company, have an audit committee composed solely of independent directors, "which shall, in its capacity as a committee of the board of directors, be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by the issuer . . . each such registered public accounting firm shall report directly to the audit committee." Exchange Act Section 10A(m)(2).

Adoption of the Proposal could place the Company in a position of having to choose between compliance with applicable federal laws and regulations and compliance with a vote of the shareholders. If the Company were to implement the Proposal, the Audit Committee would not have the ultimate authority, delegated to it by the SEC rules, to select, evaluate and remove the auditors. No provision is made in the Exchange Act, the SEC Rules or the NYSE rules for the resolution of the conflict if the shareholders were to fail to ratify the auditors selected by the Audit Committee or, alternatively, the conflict if the shareholders were to ratify the selection of the auditors and the Audit Committee were later to determine that the auditors should be removed prior to the Company's next annual meeting. In either of these situations, the Audit Committee would not be able to exercise the independence and authority that the committee must have under the Exchange Act and NYSE rules.

Further, were such a conflict to arise, if the Audit Committee were to exercise its authority and fulfill its responsibility to select and, if appropriate, remove the auditors contrary to a majority vote of the shareholders, the Company would be placed in the position of ignoring or not implementing a shareholder vote. The SEC is currently considering and soliciting comments on whether the failure of a company to implement a security holder proposal that receives support from the majority of the votes cast should be a nominating procedure triggering event. If this proposal were to be adopted, the Company could be required to include in its proxy materials security holder nominees for election as director.

The interplay between the Proposal, Exchange Act Section 10A(m), Rules 10A-3 and NYSE listing standard 303A as well the shareholder nomination proposal is currently ill-defined. As a result, the Proposal, if implemented, would result in the Company not being in compliance with relevant federal law. Accordingly, the Company respectfully submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(2).

Conclusion

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials. The Company plans to file its definitive Proxy Materials with the SEC as soon after March 7, 2004 as it can. Accordingly, we would appreciate the Staff's response at its earliest convenience.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with the Staff prior to the issuance of any written response to this letter. Please do not hesitate to call me at (212) 922-1640 or, if I am not available, Carol B. Stubblefield, Esq. of Coudert Brothers LLP at (212) 626-4729.

Very Truly Yours,

JW Schmidt

Joseph W. Schmidt

cc: Sheet Metal Worker's International Association
Carol B. Stubblefield, Esq.

Enclosures

SHEET METAL WORKERS' INTERNATIONAL ASSOCIATION

1750 NEW YORK AVE., NW,
WASHINGTON, DC 20006

PHONE: (202) 783-5880
FAX: (202) 662-0894

MICHAEL J. SULLIVAN
GENERAL PRESIDENT

October 9, 2003

By facsimile to: (212) 922-0945
Hard copy to follow by mail

Joseph W. Schmidt
Vice President, Finance, Chief Financial Officer & Treasurer
Dover Corp.
280 Park Avenue
New York, NY 10017

Dear Joseph W. Schmidt:

I am writing on behalf of the pension funds associated with the Sheet Metal Workers' International Association. Our funds, along with other Building Trades' funds in the U.S. and Canada, are significant investors in your Company and collectively hold assets under management in excess of $300 billion. Our funds are long-term investors and take very seriously our obligation to monitor the companies in which we invest.

As you may know, our funds have worked diligently for the last several years to address our concerns over auditor independence. Prior to the passage of Sarbanes-Oxley -- indeed, even prior to the implosion of Enron -- our funds were sponsoring shareholder proposals requesting companies to limit the management consulting and other non-audit fees paid to their independent auditors. We engaged in productive and successful negotiations with numerous companies and received significant shareholder support when we took our proposals to a shareholder vote.

Although Sarbanes-Oxley and recently-adopted Securities and Exchange Commission Rules have improved disclosure of audit fees and made progress in protecting auditor independence, much remains to be done. It is our view that a critical gap in shareholder rights' exists through the failure of companies to present the selection of their independent auditors to shareholders for their ratification. Dover Corp. ("Company") is one of those that chooses not to let shareholders express their opinion concerning its auditors.

Enclosed please find a shareholder proposal we intend to submit to the Company for inclusion in its 2004 proxy materials. We would appreciate your consideration of our position and urge you to give shareholders the right to vote to ratify the Board's selection of our Company's independent auditors beginning at the Company's next annual meeting. If you are willing to adopt this positive reform, then there will be no need for us to submit this proposal.

Please contact our organization's Corporate Governance Advisor Kenneth Colombo at 601 N. Fairfax St., Suite 500, Alexandria, VA 22314, phone number 703-739-7000 by 10/27/2003 to discuss this issue or any questions or comments you may have. Thank you.

Sincerely,

Michael J. Sullivan

Michael J. Sullivan
General President

Cc: Ken Colombo

Shareholder Proposal: Auditor Ratification

Resolved: That the shareholders of Dover Corp. (the "Company") request that the Board of Directors adopt a policy that the selection of the Company's independent public accountants be submitted to the Company's shareholders at the Company's annual meeting for their ratification.

Supporting Statement:

A Company's independent auditor has an important duty to the Company's shareholders. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, 17 CFR Parts 210, 240, 249 and 274, File No. S7-49-02. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issues and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting the independence of a Company's auditors from management through the expanded role of the audit committee. However, we believe that shareholders have a critically important role to play in protecting auditor independence. For this reason we call on our Company to give shareholders the right to vote to ratify the appointment of the Company's independent public accountants. We believe that the investing public has benefited from the enhanced disclosure of fees paid to companies' auditors. We also believe that shareholders deserve the opportunity to communicate with the board of directors whether they approve of their auditors' performance and that the right to vote on their appointment is the best means of doing so.

In an address given to the Investment Company Institute's 2003 Tax and Accounting Conference entitled "Restoring Public Trust," Public Company Accounting Oversight Board (PCAOB) Member Daniel L. Goelzer stated:

> The corporate collapses, audit failures, and litany of restatements -- and the resulting losses suffered by average investors -- that marked the last several years have bred deep cynicism and public anger. A good share of that anger and cynicism is directed at the accounting profession. In my view, it is critical to the long-term health of our capital markets that that phenomenon be reversed, and that the public once again view auditors as watchdogs of corporate integrity, rather than as lap-dogs of their corporate clients.

Shareholders rely on the Company's independent auditors to accurately audit its financial statements and protect their interests by serving as those "watchdogs" over corporate management. We believe that adoption of this proposal will further the goal of making auditors accountable to the investing public and urge your vote in support of the proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 27, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Dover Corporation
Incoming letter dated December 18, 2003

The proposal requests that the board adopt a policy that requires the selection of the company's independent public accountants be submitted to shareholder ratification.

There appears to be some basis for your view that Dover may exclude the proposal under rule 14a-8(i)(7), as relating to Dover's ordinary business operations (i.e. the method of selecting independent public accountants). Accordingly, we will not recommend enforcement action to the Commission if Dover omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Dover relies.

Sincerely,

Grace K. Lee
Special Counsel